Pax World Funds Series Trust I
Registration No. 811-02064

Sub-Item 77M

On January 16, 2009, the Board of Trustees of the Pax World
Funds Series Trust I (the "Trust") approved an Agreement and
Plan of Reorganization whereby Pax World Value Fund (the
"Acquired Fund"), a series of the Trust, agreed to sell all of its assets to Pax World Balanced Fund (the "Acquiring Fund") a series of the Trust, in exchange for shares of the Acquiring Fund, the assumption by the Acquiring Fund of all liabilities of the Acquired Fund other than certain retained liabilities, and cash, and to distribute to shareholders of the Acquired Fund shares of the Acquiring Fund with an equal aggregate net asset value to their shares of the Acquired Fund in liquidation of the Acquired Fund.

Effective February 23, 2009, the transactions contemplated by the Agreement and Plan of Reorganization were consummated.
Holders of Individual Investor, Institutional and R Class shares of the Acquired Fund received Individual Investor, Institutional and R Class shares of the Acquiring Fund, respectively, in each case in an amount equal to the aggregate net asset value of their respective investment in the Acquired Fund at such time, and the Acquired
Fund was terminated as a series of the Trust.